EXHIBIT 99.07

Chunghwa Telecom announces its operating results for August 2016

Date of events: 2016/09/10

Contents:

1.Date of occurrence of the event:2016/09/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom consolidated revenue for August 2016 was NT$19.69 billion, growing by 4.7% year-over-year. Operating costs and expense were NT$15.61 billion, a 10.5% increase year-over-year. Operating income was NT$4.08 billion, a 12.8% decrease year-over-year. Pretax income was NT$4.21 billion, a 10.2% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.37 billion and EPS was NT$0.43.

Accumulated till the end of August, total revenue was NT$151.50 billion, growing by 0.4% year-over-year. Operating income and pretax income were NT$34.61 billion and NT$35.88 billion, respectively. Net income attributable to stockholders of the parent company was NT$29.28 billion and EPS was NT$3.77, decreasing by 0.9% year-over-year. In addition, total revenue, operating income, pretax income and EPS were all in line with the guidance previously announced.

In August, internet revenue increased 7.3% year-over-year, and ICT project revenue continued to increase. Broadband access revenue slightly decreased while local revenue decreased because of mobile and VoIP substitution.

Mobile communications business revenue in August increased year-over-year mainly due to the value-added service revenue increase driven by the 4G mobile internet subscriber growth and the smart device sales growth. However, the company still saw the decrease of mobile voice revenue because of market competition.

Operating costs and expenses in August increased year-over-year, which was mainly due to the increase of cost and expense along with the higher smart device sales, growing ICT business as well as the intensified marketing for overall business.

6.Countermeasures: None

7.Any other matters that need to be specified: None